UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the fourth quarter ended April 29, 2007

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F |_|      Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 19, 2007
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

COUCHE-TARD REVENUES TOP US$12 BILLION FOR 2007

FOURTH QUARTER AND 12-MONTH RESULTS SHOW CONTINUING GROWTH

  Fourth Quarter revenues up 12.6%, net earnings up 4.1%

  12-week standardized basis: 4th quarter revenues up 22.9%, net earnings up 13.6%

  Annual revenues up 19.0%, net earnings comparable to last year

  52-week standardized basis: annual revenues up 21.6%, earnings up 1.5%

  Close to US$ 1 billion dollars in capital investment

TSX: ATD.A, ATD.B

Laval, Quebec July 17, 2007 – Canada’s convenience store leader Alimentation Couche-Tard Inc. (ACT) today announced revenues of US$3.0 billion for the fourth quarter ended April 29, 2007, an increase of US$333.7 million or 12.6% over 2006. Net earnings for the quarter were US$33.4 million, an increase of 4.1%.

However, year-over-year comparisons are skewed by having 13 weeks in the fourth quarter of 2006 and 53 reporting weeks in the year. Comparing standardized periods of 12 weeks, revenues grew 22.9% and net earnings 13.6%.

The Company ended the fiscal year with total revenues of US$12.1 billion, an increase of US$1.9 billion or 19.0% over 2006. Net earnings for the year totaled US$196.4 million, (US$0.97 per share, or US$0.94 on a diluted basis) compared with US$196.2 million in 2006.

Comparing standardized periods of 52 weeks, revenues increased 21.6% and net earnings 1.5%.

"We are very satisfied with our progress achieved on many fronts this year," said Alain Bouchard, Chairman, President and CEO. "Particularly on the development side with the addition of 506 Company-operated stores, far exceeding our expectations in a much more competitive acquisitions environment . Also, we completed 413 more of our successful IMPACT store conversions. Altogether, we invested close to US$1 billion to foster future earnings growth."

Commenting on the Company’s earnings, Bouchard pointed to the impact of two external issues during the year.

"First, the motor fuel business was particularly volatile and competitive and that hurt our sales in the U.S.," he said. "And we posted an unusual income tax expense of US$9.9 million following the adoption of Bill 15. If we exclude that, and consider a standardized motor fuel net margin1, earnings would have increased over US$35.2 million or 18.2%. This proves that the merchandise and service growth, our most profitable sector, is very healthy".

Highlights of the Fourth Quarter of Fiscal 2007

Business Acquisitions On April 10, 2007, Couche-Tard finalized, with Star Fuel Marts, LLC, the acquisition of 53 Company-operated stores operating under the All Star banner in Oklahoma City in the State of Oklahoma, United States. 42 of the 53 stores are operated under operating leases.

On February 26, 2007, the Company finalized, with Richcor, Inc., the acquisition of 13 Company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States.

On June 5, 2007, subsequent to year-end, Couche-Tard acquired, from Sterling Store, LLC, 28 Company-operated stores operating under the Sterling banner in the northwest region of the State of Ohio, United States.

Growth of the Store Network

	12-week period ended April 29, 2007			52-week period ended April 29, 2007
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total

Number of stores, beginning of period	4,008	1,352	5,360	3,632	1,351	4,983

Acquisitions	66	-	66	421	75	496

Openings / constructions / additions (1)	12	126	138	85	401	486

Closures / withdrawals (2)	(14)	(37)	(51)	(70)	(382)	(452)

Conversions into Company-operated stores	-	-	-	9	(9)	-

Conversions into affiliated stores	-	-	-	(5)	5	-

Number of stores, end of period	4,072	1,441	5,513	4,072	1,441	5,513

(1)     The significant increase in affiliated stores results from the addition of the new ConocoPhillips franchises, as mentioned in the 2006 annual report and from new agreements signed with business communities in certain regions.

(2)     As mentioned in the quarterly report of the second quarter, the important withdrawal of affiliated stores arises from the decision by SSP Partners not to renew their licence agreement.

IMPACT Program During the fourth quarter, Couche-Tard implemented its IMPACT program in 146 Company-operated stores, bringing its total stores converted under this program to 413 for fiscal 2007. As a result, 51.2% of the Company-operated stores have now been converted to the IMPACT program, which gives the Company considerable opportunity for future internal growth.

Dividends On July 17, 2007, the Board of Directors of Couche-Tard declared a dividend of Cdn$0.03 per share to shareholders on record as at July 26, 2007 and approved its payment for August 3, 2007. This is an eligible dividend within the meaning of the Income Tax Act.

___________________
1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Exchange Rate Data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week and 13-week periods		52-week and 53-week periods
	ended		ended
	April 29,	April 30,	April 29,	April 30,
	2007	2006	2007	2006
Average for the period (1)	0.8633	0.8695	0.8789	0.8417
Period end	0.8961	0.8945	0.8961	0.8945

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Selected Consolidated Financial Information

The following tables highlight certain information regarding Couche-Tard’s operations for the 12-week and 13-week and for the 52-week and 53-week periods ended April 29, 2007 and April 30, 2006:

		Standardi				Standardi
		zed 12-				zed 52-
	12-week	week		13-week	52-week	week		53-week
	period	period		period	period	period		period
(In millions of US dollars,	ended	ended		ended	ended	ended		ended
unless otherwise stated)	April 29,	April 30,	Change in	April 30,	April 29,	April 30,	Change in	April 30,
	2007	2006	%	2006	2007	2006	%	2006
Statement of Operations Data:
Merchandise and service revenues (1):
United States	768.7	644.9	19.2	700.7	3,116.6	2,756.2	13.1	2,812.0
Canada	318.4	310.5	2.5	338.4	1,500.4	1,398.8	7.3	1,426.7
Total merchandise and service revenues	1,087.1	955.4	13.8	1,039.1	4,617.0	4,155.0	11.1	4,238.7
Motor fuel revenues:
United States	1,666.7	1,264.1	31.8	1,382.4	6,514.6	4,926.6	32.2	5,044.9
Canada	218.8	199.3	9.8	217.4	955.8	855.6	11.7	873.7
Total motor fuel revenues	1,885.5	1,463.4	28.8	1,599.8	7,470.4	5,782.2	29.2	5,918.6
Total revenues	2,972.6	2,418.8	22.9	2,638.9	12,087.4	9,937.2	21.6	10,157.3
Merchandise and service gross profit (1):
United States	255.5	219.3	16.5	238.2	1,046.9	913.4	14.6	932.3
Canada	113.5	107.2	5.9	116.8	526.6	473.5	11.2	483.1
Total merchandise and service gross profit	369.0	326.5	13.0	355.0	1,573.5	1,386.9	13.5	1,415.4
Motor fuel gross profit:
United States	82.8	55.9	48.1	60.5	372.1	307.9	20.9	312.5
Canada	14.2	14.7	(3.4)	16.1	58.9	62.2	(5.3)	63.6
Total motor fuel gross profit	97.0	70.6	37.4	76.6	431.0	370.1	16.5	376.1
Total gross profit	466.0	397.1	17.4	431.6	2,004.5	1,757.0	14.1	1,791.5
Operating, selling, administrative and general expenses	367.0	319.8	14.8	347.6	1,512.4	1,325.1	14.1	1,352.9
Depreciation and amortization of property and equipment and other assets	34.4	24.9	38.2	26.8	133.8	105.0	27.4	106.9
Operating income	64.6	52.4	23.3	57.2	358.3	326.9	9.6	331.7
Net earnings	33.4	29.4	13.6	32.1	196.4	193.5	1.5	196.2
(1) Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

Selected Consolidated Financial Information [Cont’d]

	12-week	13-week		52-week	53-week
	period	period		period	period
	ended	ended		ended	ended
	April 29,	April 30,	Change in	April 29,	April 30,	Change in
	2007	2006	%	2007	2006	%
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.9%	34.2%		34.1%	33.4%
United States	33.2%	34.0%		33.6%	33.2%
Canada	35.6%	34.5%		35.1%	33.9%
Growth of same-store merchandise revenues (2)(3):
United States	3.4%	4.6%		3.3%	5.2%
Canada	3.3%	4.3%		2.6%	3.9%
Motor fuel gross margin:
United States (cents per gallon) (3)	13.12	10.96	19.7	14.90	15.14	(1.6)
Canada (Cdn cents per litre)	4.67	5.11	(8.6)	4.31	5.00	(13.8)
Volume of motor fuel sold (4):
United States (millions of gallons)	671.0	559.5	19.9	2,609.0	2,116.1	23.3
Canada (millions of litres)	351.0	361.4	(2.9)	1,554.5	1,509.6	3.0
Growth of same-store motor fuel volume (3):
United States	(2.5%)	5.8%		2.9%	6.0%
Canada	5.2%	4.1%		4.8%	2.8%
Per-Share Data:
Basic net earnings per share (dollars per share)	0.17	0.16	6.3	0.97	0.97	-
Diluted net earnings per share (dollars per share)	0.16	0.15	6.7	0.94	0.94	-

				April 29,	April 30,	Change
				2007	2006	$
Financial position:
Total assets				3,043.2	2,369.2	674.0
Interest-bearing debt				870.0	524.1	345.9
Shareholders’ equity				1,145.4	966.0	179.4
Ratios:
Net interest-bearing debt/total capitalization (5)				0.39:1	0.15:1
Net interest-bearing debt/EBITDA (6)				1.48:1	0.39:1

(1)     Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)     Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3)     For Company-operated stores only. On a 12 and 52-week comparable basis.

(4)     Includes volumes of franchisees and dealers.

(5)     This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)     This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating Results

Revenues amounted to $3.0 billion for the 12-week period ended April 29, 2007, up $333.7 million or 12.6%. On a 12-week comparative basis, the Company’s revenues posted an increase of $553.8 million or 22.9%.

For fiscal 2007, revenues amounted to $12.1 billion, up $1.9 billion for an increase of 19.0%. On a 52-week comparative basis, the increase is $2.2 billion or 21.6%. Couche-Tard earned 79.7% of its annual revenues in the United States, compared with 77.4% the previous year.

Merchandise and service revenues grew $48.0 million or 4.6% in the fourth quarter of fiscal 2007. On a 12-week comparative basis, the increase is $131.7 million or 13.8%, of which $90.9 million was generated by the stores acquired since the beginning of fiscal 2007. The depreciation of 0.7% of the Canadian dollar against its U.S. counterpart had a negative impact of $1.9 million.

Growth of same-store merchandise revenues in the U.S. (on a 12-week standardized basis) was 3.4% while it was 3.3% in Canada. In the U.S., this growth rate is very satisfactory particularly given that it is in comparison to a particularly hectic period the previous year following the hurricanes. In Canada, the internal growth rate was also very satisfactory given the very competitive markets in Central and Eastern Canada and the growing smuggling of tobacco products. Growth, in both the U.S. and Canada, is partially due to the results from investments in our IMPACT program conversions, as well as from the launch of new products that were well received by customers and from the implementation of our pricing strategies on certain product categories.

For fiscal 2007, the growth in merchandise and service revenues stood at $378.3 million or 8.9%. On a 52-week comparative basis, the increase was $462.0 million or 11.1%, of which $219.1 million was generated by the stores acquired during the year and $67.4 million was generated by the 4.4% appreciation of the Canadian dollar against its U.S. counterpart. Additionally, the increase in same-store merchandise revenues in the United States stood at 3.3% and 2.6% in Canada.

Motor fuel revenues increased $285.7 million or 17.9% for the fourth quarter of fiscal 2007. On a 12-week comparable basis, the increase amounted to $422.1 million or 28.8%. This increase is mainly related to the stores acquired since May 1st, 2006 which generated $381.5 million and by the increase in the average retail price at the pump for the Company-operated stores which explained, based on last year’s volume, another $105.9 million. These factors were offset by the decrease of same-store motor fuel volume as mentioned below. The following table shows the average retail pump prices observed over the past 24 months:

					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 29, 2007
United States (US dollars per gallon)	2.86	2.61	2.26	2.52	2.52
Canada (Cdn cents per litre)	96.08	89.87	80.27	90.11	88.42
53-week period ended April 30, 2006
United States (US dollars per gallon)	2.18	2.62	2.33	2.30	2.35
Canada (Cdn cents per litre)	82.79	95.65	84.61	88.63	87,71

In the United States, growth of same-store motor fuel volume (on a 12-week standardized basis) fell 2.5% but rose 5.2% in Canada. In the U.S., in light of the significant and quick increases in the cost of motor fuel in the last weeks of the fiscal year, the Southeast and Florida/Gulf Coast regions markets took the initiative to restore retail prices in their respective markets. This strategy was not always followed by the competition, which had a negative impact on volume. However, the strategy had a positive impact on net earnings. In Canada, the growth is due to the strong economy in Western Canada combined with the successful CAA program in Quebec.

For the full year, motor fuel revenues climbed $1.6 billion or 26.2%. On a 52-week standardized basis, motor fuel revenues increased by $1.7 billion, of which $816.2 million was generated by the stores acquired during fiscal 2007. The increase in pump prices for the Company-operated stores contributed $352.6 million to the total increase while the appreciation of the Canadian dollar generated $42.1 million. Finally, the growth in same-store motor fuel volume was 2.9% in the United States and 4.8% in Canada for reasons similar to those described above and due to the fact that the pricing optimization program in the southwest of the United States is in its second year.

Merchandise and service gross margin during the 12-week period ended April 29, 2007, was 33.9%, slightly under the 34.2% for the corresponding quarter of fiscal 2006. In the United States, the gross margin was 33.2%, down from 34.0% last year but in Canada, it rose to 35.6% for the fourth quarter of fiscal 2007 compared with 34.5% in fiscal 2006. The decrease in the United States margin was due to the following:

  There were more promotional activities introduced due to intense competition in several product categories, including beer, milk and fresh products;

  The tax hike of $8.20-per-carton on tobacco products in Arizona effective as of December 8, 2006, was not fully passed on to consumers;

  Some stores acquired during the year had aggressive price strategies that cannot be modified on a short term period.

However, all these factors were offset by improvements in purchasing terms, changes in the product mix with a focus on higher margin items that target customers’ demand more specifically, as well as the implementation of the IMPACT program in an increasing number of stores, including the newly acquired stores. In Canada, the increase can be attributed primarily to improvements in purchasing terms and the change in product mix.

For fiscal 2007, the merchandise and service gross margin reached 34.1%, up from 33.4% for fiscal year 2006. Gross margin in the United States was 33.6%, up from 33.2% last year. In Canada, it stood at 35.1% compared with 33.9%, which represents a significant increase of 1.2%.

Motor fuel gross margin for the Company-operated stores in the United States increased to 13.12¢ per gallon for the fourth quarter of fiscal 2007 compared with 10.96¢ per gallon in the corresponding quarter of the previous year. In Canada, it fell to Cdn4.67¢ per litre compared with Cdn5.11¢ per litre last year. The volatility in margins from one quarter to another tends to stabilize on an annual basis.

For fiscal year 2007, the U.S. motor fuel gross margin fell slightly to 14.90¢ per gallon compared with 15.14¢ per gallon for the previous fiscal year. Canada followed the same trend with the gross margin decreasing to Cdn4.31¢ per litre compared with Cdn5.00¢ per litre.

The following table provides some information related to the motor fuel gross margin of Couche-Tard’s Company-operated stores in the United States for the last eight quarters:

(US cents per gallon)
					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 29, 2007
Before deduction of expenses related to electronic payment modes	13.60	20.73	13.19	13.12	14.90
Expenses related to electronic payment modes	3.82	3.77	3.12	3.59	3.52
After deduction of expenses related to electronic payment modes	9.78	16.96	10.07	9.53	11.38
53-week period ended April 30, 2006
Before deduction of expenses related to electronic payment modes	14.86	17.05	17.63	10.96	15.14
Expenses related to electronic payment modes	2.98	3.50	3.24	3.31	3.26
After deduction of expenses related to electronic payment modes	11.88	13.55	14.39	7.65	11.88

Operating, selling, administrative and general expenses increased 0.3% and 0.8% as a percentage of merchandise and service revenues for the 12 and 52-week periods ended April 29, 2007. These higher costs are mainly due to higher salaries related, in part, to a labour shortage in certain regions, and by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales.

Depreciation and amortization of property and equipment and other assets increased primarily from investments made in 2006 and 2007 through acquisitions and the ongoing implementation of the Company’s IMPACT program in its network.

Financial expenses were up $5.9 million for the last quarter of fiscal 2007 compared with the quarter ended April 30, 2006. This change is mainly due to an increase in average borrowings, the decrease in the average interest rates and in the interest income generated from the investing of excess cash. For fiscal year 2007, financial expenses rose $14.0 million compared with the corresponding period in fiscal 2006. The increase is due primarily to Couche-Tard’s higher average annual interest rate and higher average borrowings.

Following the Government of Quebec’s adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Quebec Taxation Act, Couche-Tard posted a $9.9 million unusual retroactive income tax expense in the first quarter of the current fiscal year. Excluding this element, the effective income tax rate for fiscal 2007 was 33.52%, which is slightly lower than the rate of 34.09% observed for the preceding fiscal year.

Net earnings for the fourth quarter increased $1.3 million or 4.1% to $33.4 million, resulting in earnings per share of $0.17 or $0.16 on a diluted basis. On a 12-week standardized basis, the increase is $4.0 million or 13.6%.

As merchandise and service revenues generate approximately 80% of the Company’s gross margin, Couche-Tard’s management considers that an appropriate performance measure for the stores consists in neutralizing the variance of the motor fuel gross margin from one period to another. Therefore, on a comparable motor fuel net margin1, net earnings would have increased 1.0% on a standardized 12-week basis. This modest increase can be attributed primarily to acquisitions of fiscal 2007. Of the 421 Company-operated stores acquired during the 2007 fiscal year, 62.7% or 264 were acquired during the second half of the year, including Shell’s stores, which represents an additional integration challenge with respect to human resources. These acquisitions have not yet generated their full potential in terms of operating income before depreciation. On the other hand, the depreciation expense and the financial fees related to these acquisitions have been fully recorded to earnings.

_________________
 1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Couche-Tard closed fiscal 2007 with net earnings of $196.4 million, which equals $0.97 per share or $0.94 per share on a diluted basis compared with $196.2 million in 2006. On a 52-week comparable basis, net earnings rose $2.9 million or 1.5%. Considering a comparable motor fuel net margin1 and excluding the unusual income tax expense posted following the adoption of Bill 15, net earnings would have increased by $35.2 million or 18.2% compared with net earnings in fiscal 2006, standardized over 52 weeks.

Liquidity and Capital Resources

Couche-Tard’s capital expenditures and acquisitions carried out during the fiscal year 2007 were mainly financed using its excess cash and credit facilities. In the future, Couche-Tard is confident that it will be able to finance its capital expenditures and acquisitions through a combination of cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuances.

As at April 29, 2007, $513.2 million was used under the term revolving operating credit and the effective interest rate was 6.23%. Couche-Tard also has a subordinated unsecured debt of $350.0 million and other loans totalling $6.8 million. In addition, Cdn$0.7 million and $16.6 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

	12-week and 13-week			52-week and 53-week
	periods ended			periods ended
	April 29,	April 30,	Change	April 29,	April 30,	Change
	2007	2006		$2007	2006	$
Operating activities
Cash flows (1)	55.5	70.4	(14.9)	328.7	324.3	4.4
Other	117.1	73.2	43.9	74.3	77.2	(2.9)
Net cash provided by operating activities	172.6	143.6	29.0	403.0	401.5	1.5
Investing activities
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(138.5)	(102.0)	(36.5)	(355.6)	(229.4)	(126.2)
Business acquisitions	(38.9)	(37.2)	(1.7)	(600.6)	(91.6)	(509.0)
Proceeds from sale and leaseback transactions	10.1	5.4	4.7	35.5	36.2	(0.7)
Other	3.5	(24.7)	28.2	0.5	(32.0)	32.5
Net cash used in investing activities	(163.8)	(158.5)	(5.3)	(920.2)	(316.8)	(603.4)
Financing activities
Increase in long-term borrowing, net of financial expenses	-	-	-	513.0	-	513.0
Repayment of long-term debt	(57.4)	(1.7)	(55.7)	(167.2)	(6.9)	(160.3)
Dividends paid	(5.2)	(4.3)	(0.9)	(19.5)	(8.7)	(10.8)
Issuance of shares, net of share issue expenses	0.3	-	0.3	1.1	0.2	0.9
Net cash used in financing activities	(62.3)	(6.0)	(56.3)	327.4	(15.4)	342.8
Company credit rating
Standard and Poor’s	BB	BB		BB	BB
Moody’s	Ba1	Ba1		Ba1	Ba1

(1)     These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss (gain) on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

________
1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Operating activities During 2007, the cash used in other elements of operating activities is related to the variance in non-cash working capital which results primarily from the increase in accounts receivable due to the expanding network, offset by the increase in accounts payable and income taxes payable, also due to the growing network.

Investing activities Couche-Tard’s investments carried out during this quarter were the acquisitions of the Groovin Noovin and All-Star stores, which were added to the Spectrum, Stop-n-Save, Holland Oil, Sparky’s and Shell stores acquired during the first three quarters of fiscal 2007. Capital expenditures are primarily related to the ongoing implementation of the Company’s IMPACT program throughout its network, new constructions, as well as the replacement of equipment in some of its stores to enhance the offering of products and services.

Financing activities Fiscal 2007 was marked by a net increase of $345.9 million in long-term debt on its balance sheet used to finance its investments. The Company also paid out $19.5 million in dividends.

Financial Position

As demonstrated by the indebtedness ratios included in the "Selected Consolidated Financial Information" section and by the cash flows, Couche-Tard has an excellent financial position.

The increase in total assets is mainly attributable to the $657.5 million increase in property and equipment, the $128.0 million increase in goodwill, the $59.8 million increase in inventories and the decrease of $189.8 million in cash and cash equivalents, which are primarily the result of the acquisitions carried out during the year.

Summary of Quarterly Results

(In millions of US dollars except for per share data, unaudited)	52 weeks ended April 29, 2007				53 weeks ended April 30, 2006

Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks	12 weeks	12 weeks
Revenues	2,972.6	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	99.0	125.0	149.2	118.9	84.0	128.2	115.6	110.8
Depreciation and amortization of property and equipment and other assets	34.4	43.3	28.3	27.8	26.8	33.4	24.0	22.7
Operating income	64.6	81.7	120.9	91.1	57.2	94.8	91.6	88.1
Financial expenses	14.4	16.6	8.5	8.5	8.5	10.8	7.5	7.2
Net earnings	33.4	43.7	74.7	44.6	32.1	54.5	55.5	54.1
Net earnings per share
Basic	$0.17	$0.22	$0.37	$0.22	$0.16	$0.27	$0.27	$0.27
Diluted	$0.16	$0.21	$0.36	$0.21	$0.15	$0.26	$0.27	$0.26

Outlook

"During fiscal 2008, we will pursue our investments in order to deploy our IMPACT program in approximately 400 stores in addition to the construction of approximately 60 new stores. These investments, in addition to the other capital expenditures, will amount to approximately $300.0 million, which we plan to finance with our net cash provided by operating activities. In terms of acquisitions, our objective is to purchase approximately 250 stores and we believe we have the structure and the teams to do so. In line with our business model, we will continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our growing clientele. On a comparable motor fuel net margin basis, we are confident that we will increase our results significantly in the coming year," stated Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,513 convenience stores, 3,413 of which include motor fuel dispensing, located in nine large geographic markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on July 17, 2007 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-733-7571 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available July 17, 2007 from 4:30 p.m. until July 24, 2007 at 11:59 p.m., by dialing 1-877-289-8525 – access code 21237553 followed by the # key. Also, a webcast of the conference call will be available on the website of the Company for a period of 90 days after the conference call. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks	13 weeks	52 weeks	53 weeks
For the periods ended	April 29,	April 30,	April 29,	April 30,
	2007	2006	2007	2006

	$	$	$	$
Revenues	2,972.6	2,638.9	12,087.4	10,157.3
Cost of sales	2,506.6	2,207.3	10,082.9	8,365.8
Gross profit	466.0	431.6	2,004.5	1,791.5

Operating, selling, administrative and general expenses	367.0	347.6	1,512.4	1,352.9
Depreciation and amortization of property and equipment and other assets	34.4	26.8	133.8	106.9
	401.4	374.4	1,646.2	1,459.8
Operating income	64.6	57.2	358.3	331.7
Financial expenses	14.4	8.5	48.0	34.0
Earnings before income taxes	50.2	48.7	310.3	297.7
Income taxes (Note 4)	16.8	16.6	113.9	101.5
Net earnings	33.4	32.1	196.4	196.2

Net earnings per share (Note 5)
Basic	0.17	0.16	0.97	0.97
Diluted	0.16	0.15	0.94	0.94
Weighted average number of shares (in thousands)	202,180	202,038	202,119	202,030
Weighted average number of shares – diluted (in thousands)	208,230	208,183	208,206	207,662
Number of shares outstanding at end of period (in thousands)	202,335	202,040	202,335	202,040

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

			52 weeks	53 weeks
For the periods ended			April 29,	April 30,
			2007	2006
			$	$
Balance, beginning of period			9.4	5.6
Stock-based compensation (Note 7)			4.2	3.8
Fair value of stock options exercised			(0.2)	-
Balance, end of period			13.4	9.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

			52 weeks	53 weeks
For the periods ended			April 29,	April 30,
			2007	2006
			$	$
Balance, beginning of period			505.0	317.5
Net earnings			196.4	196.2
			701.4	513.7
Dividends			(19.5)	(8.7)
Balance, end of period			681.9	505.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks	13 weeks	52 weeks	53 weeks
For the periods ended	April 29,	April 30,	April 29,	April 30,
	2007	2006	2007	2006
	$	$	$	$
Operating activities
Net earnings	33.4	32.1	196.4	196.2
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	27.0	26.9	114.4	99.2
(Gain) loss on disposal of property and equipment and other assets	(2.9)	4.5	(3.8)	2.1
Future income taxes	(2.0)	6.9	21.7	26.8
Deferred credits	3.1	3.6	30.5	15.2
Other	5.4	8.3	13.1	4.8
Changes in non-cash working capital	108.6	61.3	30.7	57.2
Net cash provided by operating activities	172.6	143.6	403.0	401.5

Investing activities
Purchase of property and equipment	(142.7)	(102.0)	(373.4)	(245.3)
Business acquisitions (Note 3)	(38.9)	(37.2)	(600.6)	(91.6)
Proceeds from sale and leaseback transactions	10.1	5.4	35.5	36.2
Proceeds from disposal of property and equipment and other assets	4.2	-	17.8	15.9
Deposit reimbursement on business acquisition	2.4	-	-	-
Decrease (increase) in other assets	1.1	(3.7)	(15.6)	(7.0)
Temporary investments	-	(21.0)	21.1	(21.0)
Liabilities related to business acquisitions	-	-	(5.0)	(4.0)
Net cash used in investing activities	(163.8)	(158.5)	(920.2)	(316.8)

Financing activities
Repayment of long-term debt (Note 2)	(57.4)	(1.7)	(167.2)	(6.9)
Dividends paid	(5.2)	(4.3)	(19.5)	(8.7)
Issuance of shares, net of share issue expenses	0.3	-	1.1	0.2
Increase in long-term debt, net of financing costs (Note 2)	-	-	513.0	-
Net cash (used in) provided by financing activities	(62.3)	(6.0)	327.4	(15.4)
Effect of exchange rate fluctuations on cash and cash equivalents	4.1	3.0	-	9.5
Net (decrease) increase in cash and cash equivalents	(49.4)	(17.9)	(189.8)	78.8
Cash and cash equivalents, beginning of period	191.1	349.4	331.5	252.7
Cash and cash equivalents, end of period	141.7	331.5	141.7	331.5

Supplemental information:
Interest paid	7.9	2.7	50.6	36.8
Income taxes paid	18.7	10.9	57.7	42.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at April 29,	As at April 30,
	2007	2006
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	141.7	331.5
Temporary investments	-	21.4
Accounts receivable	199.0	153.0
Income taxes receivable	-	0.7
Inventories	382.1	322.3
Prepaid expenses	13.5	15.2
Future income taxes	22.7	18.9
	759.0	863.0
Property and equipment	1,671.6	1,014.1
Goodwill	373.8	245.8
Trademarks and licenses	168.7	175.4
Deferred charges	25.8	28.2
Other assets	43.4	42.1
Future income taxes	0.9	0.6
	3,043.2	2,369.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	740.3	681.8
Income taxes payable	46.6	-
Current portion of long-term debt	0.5	8.0
Future income taxes	0.1	0.1
	787.5	689.9
Long-term debt	869.5	516.1
Deferred credits and other liabilities	161.9	127.2
Future income taxes	78.9	70.0
	1,897.8	1,403.2

Shareholders' equity
Capital stock	352.3	351.0
Contributed surplus	13.4	9.4
Retained earnings	681.9	505.0
Cumulative translation adjustments	97.8	100.6
	1,145.4	966.0
	3,043.2	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 30, 2006. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2006 Annual Report (the 2006 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. LONG-TERM DEBT

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and renewable credit facilities.

The new credit agreement consists of a revolving unsecured facility of an initial maximum amount of $500.0 with an initial term of five years that could be extended each year to a five-year term at the request of the Company with the consent of the lenders. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. On November 15, 2006, the Company took advantage of this clause for an amount of $150.0 bringing the maximum available amount to $650.0, as at April 29, 2007. The credit facility is available in the following forms:

  A term revolving unsecured operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers’ acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker’s acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin; and

  An unsecured line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin.

Stand-by fees, which vary based on a ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Stamping fees, standby letters of credit fees, the variable margin used to determine the interest rate applicable to amounts borrowed and stand-by fees are determined according to a leverage ratio of the Company.

Under the new credit agreement, the Company must maintain certain financial ratios. The agreement also imposes certain restrictions on the Company and includes requirements to seek the consent of the lenders to undertake certain transactions.

Following the conclusion of the new credit agreement, the $16.9 Secured Term Loan "A" and the $146.2 Secured Term Loan "B" were reimbursed in full.

As at April 29, 2007, an amount of $513.2 was used under the revolving operating credit and the effective interest rate was 6.23%. In addition, Cdn$0.7 and $16.6 were used for standby letters of credit. Finally, as at the same date, the Company was in compliance with the restrictive clauses and ratios imposed by the credit agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

During the 52-week period ended April 29, 2007, the Company made the following business acquisitions:

  effective April 10, 2007, acquisition, from Star Fuel Marts, LLC, of 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. 42 of the 53 stores operated under operating leases;

  effective February 26, 2007: acquisition, from Richcor, Inc., of 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States;

  effective December 1, 2006: the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement;

  effective October 30, 2006: the Company purchased, from Sparky’s Oil Company, 24 company-operated stores operating under the Sparky’s banner in the West Central Florida, United States;

  effective October 4, 2006: from Holland Oil Company, purchase of 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;

  effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators;

  effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

These acquisitions were settled for a total cash consideration of $600.6, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	35.3
Property and equipment	461.2
Other assets	1.3
Total tangible assets	497.8
Liabilities assumed
Accounts payable and accrued liabilities	5.3
Deferred credits and other liabilities	6.8
Total liabilities	12.1
Net tangible assets acquired	485.7
Non-compete agreement	1.0
Trademark	0.4
Goodwill	113.5
Total consideration paid, including direct acquisition costs	600.6

The Company expects that approximately $50.0 of the goodwill related to these transactions will be deductible for tax purposes.

4. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 52-week period ended April 29, 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

5. NET EARNINGS PER SHARE

	12-week period			13-week period
	ended April 29, 2007			ended April 30, 2006

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$

Basic net earnings attributable to Class A and B shareholders	33.4	202,180	0.17	32.1	202,038	0.16

Dilutive effect of stock options		6,050	(0.01)		6,145	(0.01)

Diluted net earnings available for Class A and B shareholders	33.4	208,230	0.16	32.1	208,183	0.15

	52-week period			53-week period
	ended April 29, 2007			ended April 30, 2006

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	196.4	202,119	0.97	196.2	202,030	0.97

Dilutive effect of stock options		6,087	(0.03)		5,632	(0.03)
Diluted net earnings available for Class A and B shareholders	196.4	208,206	0.94	196.2	207,662	0.94

A total of 504,996 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12 and 52-week periods ended April 29, 2007. There are 170,000 stock options excluded from the calculation for the 13 and 52-week periods ended April 30, 2006.

6. CAPITAL STOCK

As at April 29, 2007, the Company has 56,175,312 (56,388,652 as at April 30, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 146,159,574 (145,651,434 as at April 30, 2006) outstanding Class B subordinate voting shares each comprising one vote per share.

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at April 29, 2007, 9,326,866 (9,252,380 as at April 30, 2006) stock options for the purchase of Class B subordinate voting shares are outstanding. These stock options can be gradually exercised at various dates until February 7, 2017, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Five series of stock options totaling 388,100 stock options at exercise prices ranging from Cdn$25.09 to Cdn$25.71 were granted since the beginning of the fiscal year.

For the 12 and 52-week periods ended April 29, 2007, the stock-based compensation costs amount to $1.4 and $4.2, respectively. For the 13 and 53-week periods ended April 30, 2006, the stock-based compensation costs amount to $0.8 and $3.8, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

  risk-free interest rate of 4.14%;

  expected life of 8 years;

  expected volatility of 35%;

  expected quarterly dividend of Cdn$0.03 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$11.64 (Cdn$8.65 as at April 30, 2006). A description of the Company’s stock-based compensation plan is included in Note 19 of the consolidated financial statements presented in the 2006 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

8. EMPLOYEE FUTURE BENEFITS

For the 12 and 52-week periods ended April 29, 2007, the Company’s total net pension expense included in consolidated statements of earnings amounts to $1.1 and $5.2, respectively. For the corresponding 13 and 53-week periods ended April 30, 2006, the expense is $0.7 and $4.2, respectively. The Company’s pension plans are described in Note 20 of the consolidated financial statements presented in the 2006 Annual Report.

9. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through Company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			13-week period
	ended April 29, 2007			ended April 30, 2006
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	768.7	318.4	1,087.1	700.7	338.4	1,039.1
Motor fuel	1,666.7	218.8	1,885.5	1,382.4	217.4	1,599.8
	2,435.4	537.2	2,972.6	2,083.1	555.8	2,638.9
Gross Profit
Merchandise and services	255.5	113.5	369.0	238.2	116.8	355.0
Motor fuel	82.8	14.2	97.0	60.5	16.1	76.6
	338.3	127.7	466.0	298.7	132.9	431.6
Property and equipment and goodwill (a)	1,572.0	473.4	2,045.4	795.7	464.2	1,259.9

	52-week period			53-week period
	ended April 29, 2007			ended April 30, 2006
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,116.6	1,500.4	4,617.0	2,812.0	1,426.7	4,238.7
Motor fuel	6,514.6	955.8	7,470.4	5,044.9	873.7	5,918.6
	9,631.2	2,456.2	12,087.4	7,856.9	2,300.4	10,157.3
Gross Profit
Merchandise and services	1,046.9	526.6	1,573.5	932.3	483.1	1,415.4
Motor fuel	372.1	58.9	431.0	312.5	63.6	376.1
	1,419.0	585.5	2,004.5	1,244.8	546.7	1,791.5

(a)     Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

10. SUBSEQUENT EVENTS

On June 5, 2007, the Company acquired, from Sterling Stores, LLC, 28 company-operated stores. These stores are operating under the Sterling banner in northwest Ohio, United States.